 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES BORROWING BASE REDETERMINATION AND MUTUAL EXPIRATION OF SHAREHOLDER AGREEMENT WITH ORANGE CAPITAL

CALGARY, ALBERTA (December 1, 2015) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces the results of its semi-annual borrowing base redetermination under the Company's secured revolving credit facilities (“Credit Facility”), resulting in approximately $200 million of available liquidity based on September 30, 2015 debt balances.

Effective November 30, 2015, the borrowing base of the Company’s Credit Facility has been reduced by 10% from $600 million to $540 million. The Credit Facility is available on an extendible revolving term basis and consists of a $65 million operating facility provided by a Canadian bank and a $475 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The revised borrowing base incorporates a redetermination based on the syndicate's review of the current estimated value of the Company's proved reserves under the syndicate's pricing assumptions, and is anticipated to result in lower standby fees charged on unutilized amounts available under the Credit Facility. After giving effect to the redetermination, the Company’s liquidity position remains strong and the Company maintains significant balance sheet flexibility to manage effectively through the commodity price cycle.

Bellatrix also announces that the Company and Orange Capital LLC (“Orange Capital”) have mutually agreed to allow the expiration, as of November 30, 2015, of the shareholder agreement entered into on December 12, 2014 (the “Shareholder Agreement”). Through its two director nominees, Orange Capital continues to work collaboratively with Bellatrix management and the board of directors with the shared goal to maximize long-term value for all shareholders. Orange Capital beneficially owns approximately 32.7 million shares or 17.0% of the Company's basic shares outstanding and US$15 million or 6% of the Company’s 8.5% senior unsecured notes due 2020.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve G. Toth, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com